Exhibit (a)(5)(iv)

For Immediate Release

COLEMAN CABLE, INC. SUCCESSFULLY COMPLETES ACQUISITION OF

TECHNOLOGY RESEARCH CORPORATION

Waukegan, IL– May 16, 2011 – Coleman Cable, Inc. (Nasdaq: CCIX) (“Coleman”), a leading manufacturer and innovator of electrical and electronic wire and cable products, today announced that it has successfully completed the acquisition of Technology Research Corporation (“TRC”), a recognized leader in providing cost-effective engineered solutions for applications involving power management and control, intelligent battery systems technology and electrical safety products. With the completion of the transaction, TRC is now a wholly-owned subsidiary of Coleman.

Gary Yetman, President and Chief Executive Officer of Coleman, said, “Through the successful completion of this transaction, we have strengthened and diversified our portfolio. TRC’s sizable commercial and consumer products segment greatly broadens our current electrical products platform. In addition to expanding the distribution potential for such products, this area of our combined business should benefit from a number of purchasing, production and cost synergies brought about by the merger. TRC’s other focus is on battery, power storage, and power management systems, all of which represent new product lines and end markets for Coleman. We see the potential for attractive longer-term returns in these product and market areas as we benefit in the interim from a more immediate integration of TRC’s commercial and consumer products business. The combination presents a number of exciting opportunities and we are pleased to welcome the TRC employees to the Coleman team and look forward to a bright future together.”

Excluding deal-related costs and the impact of purchase accounting, Coleman expects the addition of TRC to add approximately $0.05 of earnings per diluted share for the remainder of 2011, with the benefit largely in the second half of 2011, and earnings of between $0.15 and $0.20 per diluted share in 2012.

Coleman completed the transaction following the completion of a previously announced tender offer for all of the outstanding shares of TRC for $7.20 per share in cash and a subsequent short-form merger. The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, May 13, 2011 and was not extended.

The depositary for the tender offer has advised Coleman that approximately 5,702,446 TRC shares, representing approximately 84.6% percent of TRC’s outstanding shares as of the close of business on May 13, 2011 (including 49,538 shares tendered by notices of guaranteed delivery), were validly tendered and not validly withdrawn in the tender offer. Coleman accepted for payment all TRC shares that were validly tendered in the tender offer. Prior to the consummation of the tender offer, Coleman owned approximately 4.8% of the outstanding shares of TRC which, together with the shares validly tendered and not withdrawn, represent approximately 89.4% of the outstanding TRC shares.

Pursuant to the terms of the previously announced merger agreement entered into between Coleman and TRC on March 28, 2011, Coleman completed the acquisition by effecting a short-form merger whereby each share of TRC not accepted for payment in the tender offer was converted into the right to receive $7.20 in cash, the same price that was paid in the tender offer.

As a result of the completion of the transaction, TRC common shares will cease trading on NASDAQ at the close of business on May 16, 2011.

Advisors

William Blair & Company, L.L.C. is acting as financial advisor, Winston & Strawn LLP is acting as legal advisor and Gunster is acting as Florida counsel to Coleman. Hyde Park Capital is acting as financial advisor and Hill, Ward & Henderson, P.A. is acting as legal advisor to TRC. Houlihan Lokey also provided financial advice to TRC’s Board of Directors with respect to the transaction.

About Coleman Cable, Inc.

Coleman Cable, Inc. is a leading manufacturer and innovator of electrical and electronic wire and cable products for the security, sound, telecommunications, electrical, commercial, industrial, and automotive industries. With extensive design and production capabilities and a long-standing dedication to customer service, Coleman Cable, Inc. is the preferred choice of cable and wire users throughout the United States. For more information, please visit www.colemancable.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995 of TRC: Some of the statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. These statements are related to future events, other future financial performance or business strategies, and may be identified by terminology such as “may,” “will,” “should,” “expects,” “scheduled,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “potential,” or “continue,” or the negative of such terms, or other comparable terminology. These statements are only predictions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including as a result of unforeseen costs relating to the integration of TRC. In evaluating these statements, you should specifically consider the factors discussed in filings with the Securities and Exchange Commission, including Coleman’s annual report on Form 10-K for the year ended December 31, 2010 and quarterly reports of Form 10-Q and TRC’s annual report on Form 10-K for the year ended March 31, 2010 and quarterly reports on Form 10-Q. Do not rely on any forward-looking statement, as Coleman cannot predict or control many of the factors that ultimately may affect its ability to achieve the results estimated. Coleman makes no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.

Media / Investor Contacts

Coleman Cable, Inc.

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(847) 672-2300

Joele Frank, Wilkinson Brimmer Katcher

Steve Frankel / Tim Lynch

(212) 355-4449

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Tom Long

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